                             [LETTERHEAD OF KPMG]


                         Independent Auditors' Report


To the Board of Trustees of
Wells Fargo Variable Trust Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Asset Allocation Fund, a portfolio of Wells Fargo Variable Trust Funds (the Fund), complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from June 30, 1999 (date of our last examination) through December 31, 1999.

(1) Inspection of documentation of all securities located in the vault, if any, of Barclays Global Investors, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believed that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that Wells Fargo Variable Trust Asset Allocation Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities reflected in the investment account of Wells Fargo Variable Trust Asset Allocation Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Wells Fargo Variable Trust Asset Allocation Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                      KPMG LLP

San Francisco, California
February 23, 2000

                                                     [LOGO OF WELLS FARGO FUNDS]

February 23, 2000


KPMG LLP
99 High Street
Boston, MA 02110-2371


RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

We, as members of management of Asset Allocation Fund (the "Fund"), one portfolio of Wells Fargo Variable Trust Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999 and for the period from June 30, 1999 (date of your last examination) through December 31, 1999.

Based on this evaluation, we assert that Asset Allocation Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and from June 30, 1999 (date of your last examination) through December 31, 1999, with respect to securities reflected in the investment accounts of the Wells Fargo Variable Trust Asset Allocation Fund.

Sincerely,

/s/ Karla Rabusch

Karla Rabusch
Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

                                   FOR ????

                                                       ------------------------
                                                       OMB Number:    3235-0360
                                                       Expires:   July 31, 1991
                                                       Estimated average burden
                                                       hours per response..0.05
                                                       ------------------------

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

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1. Investment Company Act File Number:                                               Date examination completed:

801-8202                                                                                       12/31/99
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2. State identification Number:
     -------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
     -------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
     -------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
     -------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
     -------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
     -------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
     -------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
     -------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
     -------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
     -------------------------------------------------------------------------------------------------------------------
     Other (specify):
------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

     Wells Fargo Variable Trust Asset Allocation Fund
------------------------------------------------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:


------------------------------------------------------------------------------------------------------------------------
5. Address of principal place of business (number, street, city, state, zip code):


------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office
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